

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2014

Via E-mail
David McKenney
Chief Financial Officer
Energy 11 GP, LLC
814 East Main Street
Richmond, VA 23219

> **Re: Energy 11, L.P.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 7, 2014**
> **File No. 333-197476**

Dear Mr. McKenney:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1.   We note your response to our prior comment 1. Your filing continues to reference your intention to make monthly distributions to holders of common units in a specified amount (the "Payout Accrual," which you describe as 7% per annum simple interest accrued monthly until paid on the Net Investment Amount). As it does not appear that you have a reasonable basis to quantify the intended distribution in your prospectus, please remove such disclosure in your next amendment, and in the sales literature for this offering. In that regard, we note that the registrant has no prior operating history and has not yet identified or selected any properties.

The Offering, page 11

Conflicts of Interest, page 13

2. We note your response to our prior comment 6 and the disclosure you have added on page 44 about conflicts of interest relating to the general partner's incentive distribution rights and the class B units. Please add similar disclosure in the conflicts of interest discussion beginning on page 13.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: George Young, Esq.